July 20, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance, Mail Stop 4720
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Biogen Idec Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 9, 2010
Schedule 14A filed April 28, 2010
File No. 000-19311
Dear Mr. Riedler:
This letter sets forth the responses of Biogen Idec Inc., a Delaware corporation (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of July 13, 2010 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K and Schedule 14A. For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined regarding the Schedule 14A have the meanings given in the Schedule 14A. All references to page numbers and captions correspond to the page numbers and captions in the Schedule 14A.
Schedule 14A filed April 28, 2010
Comment 1.
Description of the Structure of Each Element of Compensation, page 26
1.	We note your response to comment 2 of our June 10, 2010 comment letter and the proposed disclosure provided. Please further describe the “financial” and “commercial” goals referenced in your descriptions of the individual goals assigned to Messrs. Mullen, Clancy and Hasler. To the extent these goals are quantifiable, your disclosure should also be quantified. To the extent the referenced goals refer to the company goals already disclosed, please clarify.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
July 20, 2010

Comment 1. Response:
The individual financial and commercial goals assigned to Messrs. Mullen, Clancy and Hasler under the Company’s 2009 Annual Cash Incentive Plan (the “2009 Plan”) consisted of specific Company metrics. For Mr. Mullen, these consisted of the Company target revenue and earnings per share goals already disclosed in the Schedule 14A. For Mr. Clancy, these consisted of the Company target revenue and earnings per share goals already disclosed in the Schedule 14A together with a Company expense goal. For Mr. Hasler, these consisted of revenue and expense goals specific to the scope of his responsibility. These financial and commercial goals are only one part of the individual goals assigned to Messrs. Mullen, Clancy and Hasler under the 2009 Plan. The individual goals for our named executive officers under the 2009 Plan included qualitative goals. Accordingly, an assessment of the level of achievement of the entirety of these goals and the determination of each named executive officer’s individual multiplier primarily related to our Chief Executive Officer’s and the Compensation and Management Development Committee’s perception of the progress each named executive officer made toward meeting all of his or her goals.
Financial or commercial metrics that are included in the 2010 individual goals of a named executive officer will be listed in our next annual report or proxy statement to the extent they are material to a determination of a named executive officer’s compensation and subject to our right to exclude any metrics the disclosure of which would result in competitive harm (in accordance with the standard set forth in Instruction 4 to Item 402(b) of Regulation S-K).
If you need any additional information or if you have additional comments, please do not hesitate to call me at (781) 464-2049 or send additional correspondence by facsimile at (866) 406-0526.

Very truly yours,
/s/ Paul J. Clancy
Paul J. Clancy
Chief Financial Officer